ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

May 13, 2015

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Mara L. Ransom/Daniel Porco — Legal

Jim Allegretto/Jason Niethamer — Accounting

Re:                                                                             DAVIDsTEA Inc.

Registration Statement on Form F-1

Filed April 2, 2015 and Amended on April 17, 2015
File No. 333-203219

Ladies and Gentlemen:

On behalf of DAVIDsTEA Inc. (the “Company”), please find attached for public filing with the Securities and Exchange Commission (the “SEC”) via EDGAR the following information relating to the comments from the SEC staff (the “Staff”) received in a letter from the Staff dated May 1, 2015 and in a telephone conference call with Staff on May 8, 2015, relating to the Company’s Amendment 1 to the Registration Statement on Form F-1 filed April 17, 2015 (the “Registration Statement”).

As discussed with the Staff in the Company’s letter dated May 4, 2015 and by telephone on May 8, 2015, the fair value of the Company’s common shares is used in the calculation of the fair value of the embedded derivative liability associated with the Company’s Series A, A-1 and A-2 preferred shares upon issuance of these preferred shares and at each reporting date, as well as in the calculation of the stock-based compensation expense related to options granted by the Company to its employees and directors.  The Staff requested the following analyses: first, as to whether the use of a discount for a lack of control, or a minority discount, is appropriate when the controlling shareholder(s) are not entitled to disproportionate returns as compared to the minority shareholder and second, as to whether the Company’s valuation methodology should have included a second valuation approach to corroborate the Company’s discounted cash flow (“DCF”) methodology, specifically, a market approach.

Following consideration of the Staff’s comments, the Company determined it would be appropriate to (1) reexamine the fair value measurements of the Company’s common shares to eliminate any minority discount used in its common share valuations and take into account a second valuation methodology and (2) determine the materiality of any changes to the Company’s financial statements that would result from the revised valuation.

Re-examination of fair value

The Company, with the assistance of its independent third-party valuation firm, has recalculated the value of the underlying common shares as at January 25, 2014, April 26, 2014, July 25, 2014, October 26, 2014 and January 31, 2015. The recalculation took into account both a DCF method, which did not include a minority discount, as well as a market approach method that applied a private company as well as certain other adjustments to the expected midpoint of the IPO price $29.26 (in Canadian dollars, without giving effect to the anticipated forward share split), in accordance with IFRS 13 paragraph 63.  In light of the change in the DCF method to exclude the minority discount, the Company also reassessed the other assumptions used in the calculation and made certain other adjustments, where appropriate. The Company determined that the underlying fair value of the common shares previously reported in the valuation reports as of January 25, 2014, April 26, 2014, July 25, 2014 and October 26, 2014 each falls within the recalculated ranges, which were computed using the revised equity value resulting from the DCF method and averaging this result with the results obtained when applying a market method with the DCF method weighted more heavily at earlier dates. For January 31, 2015, the Company determined that the underlying fair value of the common shares was $13.67 as compared to the previously reported fair value of $6.88.

Re-examination of valuation method

The determination of the fair value of the embedded derivative can be determined using various valuation techniques, including the Black Scholes and Monte Carlo methods. In previously issued financial statements, the Company has used the Black Scholes method to determine the fair value of the embedded derivative.  Due to the unique conversion features attached to the preferred shares, and the shifting probability of conversion occurring as the probability of another liquidity event, such as an initial public offering, increases or decreases, the Company determined in the process of revisiting its assumptions as of prior valuation dates that the Monte Carlo method would be a more appropriate valuation methodology. The Company also determined that the Black Scholes method continued to be the appropriate valuation methodology for purposes of its equity compensation awards.

Conclusions as to materiality

The Company quantified the impact of correcting all misstatements resulting from the re-examination of fair value and the re-examination of the valuation method for the fiscal years ended January 25, 2014 and January 31, 2015, including both the rollover approach and iron curtain approach, in accordance with Staff Accounting Bulletin 108 and determined that the error with respect to the embedded derivative liability was material.  The error with respect to the Company’s stock-based compensation expense in the quarter ended January 31, 2015 related to the stock options issued in January 2015 totaled approximately $37,000, leading the Company to determine that this was not material from a quantitative or qualitative perspective.

As a result, management has determined it is appropriate to restate the Company’s consolidated financial statements for the fiscal years ended January 25, 2014 and January 31, 2015.  The Company has attached as Annex A revisions to the Registration Statement describing these changes to investors and showing the effects of the restatement on the financial statements included in the Registration Statement.

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We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7980 or Jane Goldstein of our offices at (617) 951-7431.

Very truly yours,

/s/ Marko Zatylny

Marko Zatylny

cc:
Sylvain Toutant
Luis Borgen